

March 13, 2014

Via E-mail
Laurence Stephenson
Chief Executive Officer
Preston Corp.
311 West Third Street, Suite 4001
Carson City, Nevada 89703

> **Re:** **Preston Corp.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2014**
> **File No. 333-193967**

Dear Mr. Stephenson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling shareholders are offering 100% of the shares held by non-affiliates and that they recently acquired their shares in private placements completed on November 28, 2013. We also note your disclosure on the prospectus cover page that the selling shareholder "are" underwriters. Because of the nature and size of the transaction being registered, it appears that this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C and instead appears to represent a primary offering, which must be made at a fixed price for the duration of the offering because the company is not eligible to conduct an "at the market offering" under Rule 415(a)(4). Please revise your registration statement accordingly or advise.

2. We note that you have disclosed on the cover page that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Since you appear to qualify as such, please:

    -   Describe how and when a company may lose emerging growth company status;

    -   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    -   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please clarify the references to the "May claims" on pages 6 and 19.

5. Since Mr. Stephenson is your sole executive officer and director, please revise throughout to indicate that you have one executive officer and director. Currently your references to "officers" and "directors" suggest that you have multiple officers and directors.

6. Please note that Rule 144 is not available for securities of a shell company. Please revise the disclosure in the "Certain Relationships…" and "Plan of Distribution" sections as appropriate.

7. Please update your financial information and other data throughout the filing as of and for the period ended December 31, 2013.

Risk Factors, page 5

Risks Related to Our Business, page 5

We will need additional financing to expand our business plan, page 5

8. Please revise to indicate the amount of the company's working capital as of December 31, 2013.

The auditor's report states…, page 6

9. We note your risk factor disclosure regarding the going concern opinion rendered by your auditor states that you "currently have working capital of approximately $5,574." However we note that this amount corresponds with your balance sheet as of September 30, 2013 as opposed to the most recent balance sheet date of December 31, 2013. Please revise to reflect working capital as of the most recent balance sheet date included in your filing.

Description of Business, page 9

Properties, page 10

Background and History, page 10

10. Please clarify the reference to the year ending August 31, 2013. Your financial statements indicate that your fiscal year ends on September 30.

Management's Discussion…, page 18

Plan of Operation for the Next Twelve Months, page 19

11. It is unclear if you believe $147,000 is sufficient to fund your operations after the second phase of your exploration program. Please disclose your plan of operations after the second phase and your expected expenses relating to such operations.

Liquidity and Capital Resources, page 20

12. Please disclose whether Mr. Stephenson is under any contractual obligation to make additional investments or otherwise advance funds in support of your business.

Directors, Executive Officers …, page 21

13. Please revise to disclose the dates of employment for Mr. Stephenson. Clarify his term of employment with Sutcliffe Resources. There are references to his employment beginning in 1999 or 2001. Clarify the reference to GeoFin Inc. Please disclose the principal business of all employers. See Item 401(e) of Regulation S-K.

Undertakings, page 35

14. Please include paragraphs (iii) and (iv) of the Item 512(a)(6) of Regulation S-K undertaking.

Exhibits

15. Exhibit 3.1 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file this exhibit in the proper format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

16. Please file the legal opinion and note that we may have comments following our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, at (202) 551-3476, or Craig Arakawa, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: William B. Barnett, Esq.
       Barnett & Linn